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COMPUTATION OF NET INCOME PER SHARE                                  EXHIBIT 11
Quaker State Corporation and Subsidiaries

                                                                  Three Months Ended
                                                                3/31/97      3/31/96
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(in thousands except per share data, unaudited)

1.  Net income                                                 $    6,865   $    5,706
                                                               ==========   ==========

2.  Average number of shares of capital
    stock outstanding                                              34,868       32,819

3.  Shares issuable upon exercise of dilutive stock
    options outstanding during the period, based on
    average market prices                                             102           77

4.  Shares issuable upon exercise of dilutive stock
    options outstanding during the period, based on
    higher of average or period-end market prices                     187           98

5.  Average number of capital and capital equivalent
    shares outstanding (2 + 3)                                     34,970       32,896

6.  Average number of capital shares outstanding,
    assuming full dilution (2 + 4)                                 35,055       32,917

7.  Net income per capital and capital equivalent share
    (1 divided by 5)                                           $     0.20   $     0.17
                                                               ==========   ==========
8.  Net income per capital share assuming full dilution
    (1 divided by 6)                                           $     0.20   $     0.17
                                                               ==========   ==========
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